UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 13E-3


             RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
                                (Amendment No. 3)


                               DISC GRAPHICS, INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                               DISC GRAPHICS, INC.
                              DG ACQUISITION CORP.
                                  DONALD SINKIN
                                  STEPHEN FREY
                                  JOHN REBECCHI
                                MARGARET KRUMHOLZ
                                 DANIEL LEVINSON
                                  TIMOTHY HEALY
                                  SCOTT KORMAN
                                MSR I SBIC, L.P.
                              MAIN STREET RESOURCES

--------------------------------------------------------------------------------
                    (Name of the person(s) filing statement)

                     Common Stock, Par Value $0.01 Per Share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    254590102
--------------------------------------------------------------------------------
                       CUSIP Number of Class of Securities


Margaret Krumholz                                      Alon Y. Kapen, Esq.
Senior Vice President of Finance and                   Farrell Fritz, P.C.
  Chief Financial Officer                              EAB Plaza
Disc Graphics, Inc.                                    Uniondale, New York 11556
10 Gilpin Avenue                                       516 227 0633
Hauppauge, New York 11788-8831
631 300 115

Donald Sinkin                                          Alan Annex, Esq.
Chairman, Chief Executive Officer                      Greenberg Traurig, LLP
and President                                          200 Park Avenue
DG Acquisition Corp.                                   15th Floor
c/o Greenberg Traurig, LLP                             New York, New York 10166
200 Park Avenue                                        212 801 9303
15th Floor
New York, New York 10166

 (Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

    This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  / / The filing of a registration statement under the Securities Act of 1933.

c.  / / A tender offer.

d.  / / None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /X/

    Check the following box if the filing is a final amendment reporting the results of the transaction. / /

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE**

   $    5,243,053                                                $1,049

* For purposes of calculating the filing fee only. Determined by (i) multiplying 2,840,822 shares of common stock, par value $0.01 per share, of Disc Graphics, Inc. (the total number of outstanding shares of common stock of Disc Graphics, Inc. entitled to receive the merger consideration) by $1.82 per share and (ii) adding thereto $72,756.58, which is the aggregate difference between $1.82 and the exercise prices for options to acquire 117,684 shares of common stock (which are the outstanding options to acquire shares of Disc Graphics, Inc. common stock with exercise prices below the merger consideration of $1.82 per share and therefore entitled to receive cash).

** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the transaction valuation.

/X/ Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         $1,049

Form or Registration No.:       Schedule 14A

Filing Party:                   Disc Graphics, Inc.

Date Filed:                     October 18, 2002

                                  INTRODUCTION


        This AMENDMENT NO. 3 Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being jointly filed by: (1) Disc Graphics, Inc., a Delaware corporation ("Disc") and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) DG Acquisition Corp., a Delaware corporation ("Acquisition Corp."), (3) Donald Sinkin, (4) Stephen Frey, (5) John Rebecchi, (6) Margaret Krumholz, (7) Daniel Levinson, (8) Timothy Healy, (9) Scott Korman and (10) MSR I SBIC, L.P. (collectively, the "filing persons").


         Pursuant to an Agreement and Plan of Merger, dated as of September 6, 2002 (the "merger agreement") by and between Disc and Acquisition Corp., Acquisition Corp. will merge with and into Disc, and Disc will be the surviving corporation. Upon completion of the merger contemplated by the merger agreement, each issued and outstanding share of Disc common stock will be converted into the right to receive $1.82 in cash without interest (the "merger consideration"), except that: (1) shares of Disc common stock held in Disc's treasury or shares held by Acquisition Corp. immediately prior to the effective time of the merger will be canceled without any payment therefore; and (2) shares of Disc common stock held by stockholders who perfect their appraisal rights will not receive the merger consideration but instead will be subject to appraisal in accordance with Delaware law. Upon completion of the merger, the holders of Acquisition Corp. common stock immediately prior to the effective time of the merger are expected to own 100% of Disc's post-merger common stock.


         Concurrently with the filing of this Schedule 13E-3, Disc is filing AMENDMENT NO. 3 TO ITS PRELIMINARY PROXY STATEMENT (the "proxy statement") pursuant to which Disc will notify its stockholders of, and solicit proxies from its stockholders for, a special meeting for the purpose of voting on whether or not to approve the merger agreement. Disc has supplied all information contained in the proxy statement and this Schedule 13E-3 relating to Disc, its subsidiaries and their respective directors, officers and affiliates, and Acquisition Corp. has supplied all information contained in the proxy statement and this Schedule 13E-3 relating to Acquisition Corp. and its directors, officers and affiliates. The information set forth in the proxy statement, including all schedules and exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the exhibits thereto.


ITEM 1. SUMMARY TERM SHEET.

         The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SUMMARY TERM SHEET" in the proxy statement is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) Name and Address. The information contained in the section entitled "THE PARTICIPANTS" in the proxy statement is incorporated herein by reference.

         (b) Securities. The information contained in the section entitled "COMMON STOCK PURCHASE INFORMATION -- SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS" and "-- SECURITY OWNERSHIP OF MANAGEMENT" in the proxy statement is incorporated herein by reference.

         (c) Trading Market and Price. The information contained in the section entitled "MARKET AND MARKET PRICE" in the proxy statement is incorporated herein by reference.

         (d) Dividends. The information contained in the sections entitled "DIVIDENDS" and "MARKET AND MARKET PRICE" in the proxy statement is incorporated herein by reference.

         (e) Prior Public Offerings. Not applicable.

         (f) Prior Stock Purchases. The information contained in the section entitled "COMMON STOCK PURCHASE INFORMATION" in the proxy statement is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSONS.

         (a) Name and Address; Business and Background of Natural Persons. The information contained in the section entitled "THE PARTICIPANTS" in the proxy statement is incorporated herein by reference. Disc, a filing entity, is also the subject company. The information contained in the sections entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS" and "-- SECURITY OWNERSHIP OF MANAGEMENT" in the proxy statement and in APPENDIX F, "INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS OF DISC, ACQUISITION CORP., MSR ADVISORS, INC., THE MEMBERS OF THE MANAGEMENT GROUP, AND THE MEMBERS OF THE CONTRIBUTING STOCKHOLDERS" to the proxy statement is incorporated herein by reference.

         (b) Business and Background of Entities. The information contained in the section entitled "THE PARTICIPANTS" in the proxy statement is incorporated herein by reference.


         (c) Business and Background of Natural Persons. The information contained in the section entitled "THE PARTICIPANTS" in the proxy statement and in APPENDIX F, "INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS OF DISC, ACQUISITION CORP., MSR ADVISORS, INC., THE MEMBERS OF THE MANAGEMENT GROUP, AND THE MEMBERS OF THE CONTRIBUTING STOCKHOLDERS", to the proxy statement is incorporated herein by reference.


ITEM 4. TERMS OF THE TRANSACTION.

         (a)(1) Tender Offers. Not applicable.

         (a)(2)(i) Transaction Description. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

         (a)(2)(ii) Consideration. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "THE

MERGER AGREEMENT--PAYMENT FOR SHARES" in the proxy statement is incorporated herein by reference.

         (a)(2)(iii) Reasons for Transaction. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION," "-- REASONS FOR THE BOARD OF DIRECTORS' RECOMMENDATION," "--POSITION OF THE BUYOUT GROUP AS TO THE FAIRNESS OF THE MERGER" and "--PURPOSE AND STRUCTURE OF THE MERGER" in the proxy statement is incorporated herein by reference.

         (a)(2)(iv) Vote Required for Approval. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "THE SPECIAL MEETING--RECORD DATE AND VOTING INFORMATION" in the proxy statement is incorporated herein by reference.

         (a)(2)(v) Differences in the Rights of Security Holders. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--EFFECTS OF THE MERGER" and "--INTERESTS OF THE MANAGEMENT GROUP; APPOINTMENT OF SPECIAL COMMITTEE" in the proxy statement is incorporated herein by reference.

         (a)(2)(vi) Accounting Treatment. The information contained in the section entitled "SPECIAL FACTORS-ANTICIPATED ACCOUNTING TREATMENT OF MERGER" in the proxy statement is incorporated herein by reference.

         (a)(2)(vii) Income Tax Consequences. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SPECIAL FACTORS--FEDERAL INCOME TAX CONSEQUENCES" in the proxy statement is incorporated herein by reference.

         (c) Different Terms. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--EFFECTS OF THE MERGER" and "--INTERESTS OF THE MANAGEMENT GROUP; APPOINTMENT OF SPECIAL COMMITTEE" in the proxy statement is incorporated herein by reference.

         (d) Appraisal Rights. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," and "SPECIAL
FACTORS--APPRAISAL RIGHTS" in the proxy statement is incorporated herein by reference.

         (e) Provisions For Unaffiliated Security Holders. The information contained in the sections entitled "THE SPECIAL MEETING OF DISC
STOCKHOLDERS--RECORD DATE AND VOTING INFORMATION" and "SPECIAL
FACTORS--APPRAISAL RIGHTS" in the proxy statement is incorporated herein by reference.

         (f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) Transactions. The information contained in the sections entitled "SPECIAL FACTORS --INTERESTS OF THE MANAGEMENT GROUP; APPOINTMENT OF SPECIAL COMMITTEE" and "COMMON STOCK PURCHASE INFORMATION" in the proxy statement is incorporated herein by reference.

         (b), (c) Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--EFFECTS OF THE MERGER," "--INTERESTS OF THE MANAGEMENT GROUP; APPOINTMENT OF SPECIAL COMMITTEE" and "COMMON STOCK PURCHASE INFORMATION" in the proxy statement is incorporated herein by reference.

         (d) Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--EFFECTS OF THE MERGER" "--INTERESTS OF THE MANAGEMENT GROUP; APPOINTMENT OF SPECIAL COMMITTEE" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) Use of Securities Acquired. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--EFFECTS OF THE MERGER" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

         (c) Plans. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--EFFECTS OF THE MERGER," "--INTERESTS OF THE MANAGEMENT GROUP; APPOINTMENT OF SPECIAL COMMITTEE," "THE BUY-OUT GROUP'S FINANCING OF THE MERGER" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a), (c) Purposes; Reasons. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION," "--REASONS FOR THE BOARD OF DIRECTORS' RECOMMENDATION," "--POSITION OF THE BUY-OUT GROUP AS TO THE FAIRNESS OF THE MERGER" and "--PURPOSE AND STRUCTURE OF THE MERGER" in the proxy statement is incorporated herein by reference.

         (b) Alternatives. The information contained in the sections entitled "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION," "-- REASONS FOR THE BOARD OF

DIRECTORS' RECOMMENDATION" and "--POSITION OF THE BUY-OUT GROUP AS TO THE FAIRNESS OF THE MERGER" in the proxy statement is incorporated herein by reference.

         (d) Effects. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--EFFECTS OF THE MERGER," "--INTERESTS OF THE MANAGEMENT GROUP; APPOINTMENT OF SPECIAL COMMITTEE," "--ESTIMATED FEES AND EXPENSES OF THE MERGER," "--U.S. FEDERAL INCOME TAX CONSEQUENCES" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         (a), (b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION," "-- REASONS FOR THE BOARD OF DIRECTORS' RECOMMENDATION," "--POSITION Of THE BUY-OUT GROUP AS TO THE FAIRNESS OF THE MERGER," "--PURPOSE AND STRUCTURE OF THE MERGER" and "--OPINION OF RODMAN & RENSHAW, INC." in the proxy Statement, and APPENDIX B to the proxy statement, "OPINION OF RODMAN & RENSHAW, INC., DATED SEPTEMBER 6, 2002 " is incorporated herein by reference.

         (c) Approval of Security Holders. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "THE SPECIAL MEETING--RECORD DATE AND VOTING INFORMATION," "SPECIAL FACTORS--REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION," "--REASONS FOR THE BOARD OF DIRECTORS' RECOMMENDATION," "--POSITION OF THE BUY-OUT GROUP AS TO THE FAIRNESS OF THE MERGER," "THE MERGER AGREEMENT--CONDITIONS TO THE MERGER" and "--TERMINATION OF THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

         (d) Unaffiliated Representative. The information contained in the sections entitled "SPECIAL FACTORS--REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION," "--REASONS FOR THE BOARD OF DIRECTORS' RECOMMENDATION" and "--OPINION OF RODMAN & RENSHAW, INC." in the proxy statement is incorporated herein by reference.

         (e) Approval of Directors. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION," "--REASONS FOR THE BOARD OF DIRECTORS' RECOMMENDATION" and "--POSITION OF THE BUY-OUT GROUP AS TO THE FAIRNESS OF THE MERGER" in the proxy statement is incorporated herein by reference.

         (f) Other Offers. The information contained in the sections entitled "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION," "-- REASONS FOR THE BOARD OF

DIRECTORS' RECOMMENDATION," and "--POSITION OF THE BUY-OUT GROUP AS TO THE FAIRNESS OF THE MERGER" in the proxy statement is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report; Availability of Documents. The information contained in the sections entitled "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION," "-- REASONS FOR THE BOARD OF DIRECTORS RECOMMENDATION," "--POSITION OF THE BUY-OUT GROUP," "--OPINION OF RODMAN & RENSHAW, INC." and "WHERE STOCKHOLDERS CAN FIND MORE INFORMATION" in the proxy statement, and APPENDIX B to the proxy statement, "OPINION OF RODMAN & RENSHAW, INC., DATED SEPTEMBER 6, 2002" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a), (b), (d) Source of Funds; Conditions; Borrowed Funds. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SPECIAL FACTORS--MERGER FINANCING" in the proxy statement is incorporated herein by reference.

         (c) Expenses. The information contained in the sections entitled "SUMMARY TERM SHEET," "THE SPECIAL MEETING--EXPENSES OF PROXY SOLICITATION" and "SPECIAL FACTORS--ESTIMATED FEES AND EXPENSES OF THE MERGER" in the proxy statement is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities Ownership. The information contained in the section "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS" and "SECURITY OWNERSHIP OF MANAGEMENT" in the proxy statement is incorporated herein by reference.

         (b) Securities Transactions. The information contained in the section entitled "COMMON STOCK PURCHASE INFORMATION - - RECENT TRANSACTIONS" in the proxy statement is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "THE SPECIAL MEETING--RECORD DATE AND VOTING INFORMATION" and "SPECIAL FACTORS--INTERESTS OF THE MANAGEMENT GROUP; APPOINTMENT OF THE SPECIAL COMMITTEE" in the proxy statement is incorporated herein by reference.

         (e) Recommendations to Others. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL

FACTORS--REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION," "-- REASONS FOR THE BOARD OF DIRECTORS' RECOMMENDATION" and "--POSITION OF THE BUY-OUT GROUP AS TO THE FAIRNESS OF THE MERGER" in the proxy statement is incorporated herein by reference.

 ITEM 13. FINANCIAL STATEMENTS.

         (a) Financial Information. The information contained in the sections entitled "DISC SELECTED HISTORICAL FINANCIAL DATA" and "WHERE STOCKHOLDERS CAN FIND MORE INFORMATION" in the proxy statement is incorporated herein by reference, including Item 8, "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA," contained in Disc's most recent Annual Report on Form 10-K attached as Exhibit D to the proxy statement.

         (b) Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a), (b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled "THE SPECIAL MEETING--EXPENSES OF PROXY SOLICITATION," "SPECIAL FACTORS--BACKGROUND OF THE MERGER," "--ESTIMATED FEES AND EXPENSES OF THE MERGER" and "--OPINION OF RODMAN & RENSHAW, INC." in the proxy statement, and APPENDIX B to the proxy statement, "OPINION OF RODMAN & RENSHAW, INC., DATED SEPTEMBER 6, 2002" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

         (b) Other Material Information. The information contained in the sections entitled "SUMMARY TERM SHEET," and "QUESTIONS AND ANSWERS ABOUT THE MERGER" in the proxy statement is incorporated herein by reference.

ITEM 16. EXHIBITS.

         (a) Amendment No. 1 to preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on November 26, 2002 (incorporated herein by reference to the proxy statement).


         (b)(1)(1) Amended and Restated Credit Agreement dated December 1, 1998 between the Registrant and Keybank National Association (previously filed as Exhibit "10.N" to the Registrant's Form 10-K for the fiscal year ended December 31, 1998 and incorporated herein by reference).

         (b)(1)(2) Amendment No. 2 to Amended and Restated Credit Agreement, dated December 1, 1998, between the Registrant and the Dime Savings Bank of New York, FSB f/k/a Keybank National Association (previously filed as Exhibit "10.20" to the Registrant's Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference).

         (b)(1)(3) Amendment No. 4 and Waiver to Credit Agreement dated June 1, 2001 between the Registrant and the Dime Savings Bank of New York, FSB f/k/a Keybank National Association (previously filed as Exhibit "10.26" to the Registrant's Form 10-Q for the fiscal quarter ended June 30, 2001 and incorporated herein by reference).

         (b)(1)(4) Amendment No. 6 to the Credit Agreement dated December 28, 2001 between the Registrant and the Dime Savings Bank of New York, FSB f/k/a Keybank National Association (previously filed as Exhibit "10.27" to the Registrant's Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference).


         (c)(1) Opinion of Rodman & Renshaw, Inc., dated September 6, 2002 (incorporated herein by reference to Appendix B to the proxy statement).

         (c)(2) Rodman & Renshaw, Inc. Presentation to the Special Committee of the Board of Directors, dated September 6, 2002 (previously filed as an exhibit to the Schedule 13E-3 and incorporated herein by reference).


         (c)(3) Rodman & Renshaw, Inc., Presentation of Preliminary Valuation Analyses dated May 9, 2002.

         (c)(4) Rodman & Renshaw, Inc., Summary Fairness Analysis dated August 21, 2002.

         (c)(5) Rodman & Renshaw, Inc., Bring-down Fairness Opinion, dated December 10, 2002.


         (d)(1) Agreement and Plan of Merger, dated as of September 6, 2002, by and between Disc Graphics, Inc. And DG Acquisition Corp. (incorporated herein by reference to Appendix A to the proxy statement).

         (f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the proxy statement).

         (g) Not applicable.

                                    SIGNATURE


         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: December 11, 2002


                                           DISC GRAPHICS, INC.



                                       By: /s/ MARGARET KRUMHOLZ
                                           -------------------------------------
                                           Margaret Krumholz
                                           Senior Vice President of Finance and
                                           Chief Financial Officer

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: December 11, 2002


                                           DG ACQUISITION CORP.



                                       By: /s/ DONALD SINKIN
                                           -------------------------------------
                                           Donald Sinkin
                                           Chairman, Chief Executive Officer
                                           and President



Dated: December 11, 2002                   /s/ DONALD SINKIN
                                           -------------------------------------
                                           Donald Sinkin


Dated: December 11, 2002                   /s/ STEPHEN FREY
                                           -------------------------------------
                                           Stephen Frey


Dated: December 11, 2002                   /s/ JOHN REBECCHI
                                           -------------------------------------
                                           John Rebecchi


Dated: December 11, 2002                   /s/ MARGARET KRUMHOLZ
                                           -------------------------------------
                                           Margaret Krumholz

Dated: December 11, 2002                   /s/ DANIEL LEVINSON
                                           -------------------------------------
                                           Daniel Levinson


Dated: December 11, 2002                   /s/ TIMOTHY HEALY
                                           -------------------------------------
                                           Timothy Healy


Dated: December 11, 2002                   /s/ SCOTT KORMAN
                                           -------------------------------------
                                           Scott Korman


Dated: December 11, 2002


                                           MSR I SBIC, L.P.


                                       By: MSR I SBIC PARTNERS, LLC


                                       By: /s/ DANIEL LEVINSON
                                           -------------------------------------
                                            Daniel Levinson


DATED: December 11, 2002


                                           MAIN STREET RESOURCES


                                       BY: /s/ DANIEL LEVINSON
                                           -------------------------------------
                                            Daniel Levinson

                                  EXHIBIT INDEX



EXHIBIT
NUMBER                                      DESCRIPTION
-------------              -----------------------------------------------------

(a) Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 18, 2002, and as amended on November 26, 2002 and further amended on December 9, 2002 (incorporated herein by reference to the proxy statement).


(b)(1)(1) Amended and Restated Credit Agreement dated December 1, 1998 between the Registrant and Keybank National Association (previously filed as Exhibit "10.N" to the Registrant's Form 10-K for the fiscal year ended December 31, 1998 and incorporated herein by reference).

(b)(1)(2) Amendment No. 2 to Amended and Restated Credit Agreement, dated December 1, 1998, between the Registrant and the Dime Savings Bank of New York, FSB f/k/a Keybank National Association (previously filed as Exhibit "10.20" to the Registrant's Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference).

(b)(1)(3) Amendment No. 4 and Waiver to Credit Agreement dated June 1, 2001 between the Registrant and the Dime Savings Bank of New York, FSB f/k/a Keybank National Association (previously filed as Exhibit "10.26" to the Registrant's Form 10-Q for the fiscal quarter ended June 30, 2001 and incorporated herein by reference).

(b)(1)(4) Amendment No. 6 to the Credit Agreement dated December 28, 2001 between the Registrant and the Dime Savings Bank of New York, FSB f/k/a Keybank National Association (previously filed as Exhibit "10.27" to the Registrant's Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference).


(c)(1) Opinion of Rodman & Renshaw, Inc., dated September 6, 2002 (incorporated herein by reference to Appendix B to the proxy statement).

(c)(2) Rodman & Renshaw, Inc. Presentation to the Special Committee of the Board of Directors, dated September 6, 2002 (previously filed as an exhibit to the Schedule 13E-3 and incorporated herein by reference).

(c)(3) Rodman & Renshaw, Inc. presentation of preliminary valuation analyses dated May 9, 2002.

(c)(4)             Rodman & Renshaw, Inc. summary fairness analysis dated August
                   21, 2002


(c)(5) Rodman & Renshaw, Inc. Bring-down Fairness Opinion, dated December 10, 2002.


(d)(1) Agreement and Plan of Merger, dated as of September 6, 2002, by and between Disc Graphics, Inc. And DG Acquisition Corp. (incorporated herein by reference to Appendix A to the proxy statement).

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the proxy statement).

(g)                Not applicable.